August 16, 2019

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Global Dividend & Income Fund Inc.
CIK 0000836412
(File No. 333-232525)

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Anu Dubey and Ken Ellington of the staff of the Securities and Exchange Commission (the “SEC”) on July 18 and July 25, 2019, pertaining to the Joint Proxy Statement/Prospectus that was filed on Form N-14 8C by Virtus Global Dividend & Income Fund Inc. on July 2, 2019. Where noted, changes, as applicable, have been made to the proxy statement/prospectus.

Set forth below is each comment and the Registrant’s response thereto.

1.	Comment:	In the Notice of Shareholder Meeting, break up Item 4 so that it is described separately as a voting item for each Fund. This should also be reflected as separate voting items for each Fund on the proxy card.

Response:	Requested change has been made to the Notice of Shareholder Meeting and to the proxy cards.

2.	Comment:	In the Q&A section, in the response to Question 2 at the end of the last sentence of each paragraph, add the name of the applicable fund so it is clear that this matter applies to each fund.

Response:	Disclosure has been revised as requested.

3.	Comment:	In the Q&A section, in the response to Question 10 in the last sentence, if any portion of the distribution will be return of capital, please disclose this and state what the tax impact would be.

Response:	Requested disclosure has been added to state that a portion of the distribution may be return of capital and the tax impact thereof.

EDGAR Operations Branch

August 16, 2019

4.	Comment:	In the Q&A section, in the response to Question 16, please disclose what will happen if the Reorganization and the Issuance are approved but the appointment of DPIM as subadviser to ZTR is not approved. If Kayne will be the subadviser for the equity portion of the combined fund in that case, clarify whether it will manage the equity as it currently does for ZTR or whether it will change the equity strategies.

Response:	The disclosure has been revised to reflect that the Reorganization will not occur if DPIM is not approved as subadviser to ZTR by the shareholders.

5.	Comment:	On page 6, in the second paragraph, please explain why a substantial portion of the securities held by ZF will be sold if the investment strategies of the funds are substantially similar.

Response:	The disclosure will be revised to reflect that a portion of ZTR’s portfolio holding will be sold, rather than from ZF. The reason for the sale of assets is because, if DPIM is approved as the subadviser, the portfolio managers believe that holding the new portfolio securities rather than the existing securities is in the shareholders’ best interest.

6.	Comment:	Rescinded

Response:

7.	Comment:	On page 18, the Staff notes there is no risk factor for infrastructure investments. Should there be a separate risk factor, or if not, please explain why not? Please add disclosure about what happens to infrastructure risk if DPIM is approved as the subadviser for the combined fund, as well as if DPIM is not approved as subadviser.

Response:	Disclosure has been added on page 24 that describes the infrastructure investment risk that would apply when DPIM becomes the subadviser for the combined fund.

8.	Comment:	On page 31, in the last paragraph before the section Code of Ethics, please explain how Kayne will manage the equity portion of the combined fund if DPIM is not approved as subadviser. Clarify whether Kayne will manage the equity as it currently does for ZTR or whether it will change the equity strategies.

Response:	The disclosure has been revised to reflect that the Reorganization will not occur if DPIM is not approved as subadviser to ZTR by the shareholders.

EDGAR Operations Branch

August 16, 2019

9.	Comment:	Please confirm to the Staff that the fee tables reflect the Plan Administrator fee described in the last paragraph on page 36.

Response:	We confirm that the Plan Administrator’s fee that is paid to Computershare is included in the “Other Expenses” line in the fee table.

10.	Comment:	Should the description in the Required Vote section on page 65 meet the 1940 Act requirement as described in Section 2(a)(42)? This merger does not appear to meet the exemption of Rule 17a-8(a)(3)(ii).

Response:	Shareholder approval by ZF’s shareholders is subject to the Maryland corporation requirement, which requires the affirmative vote of a majority of ZF’s shares of common stock entitled to vote, and is more restrictive than the requirement described in Section 2(a)(42) of the 1940 Act.

11.	Comment:	In the description of Proposal 2 on page 66, disclose that the Reorganization is expected to result in ZTR selling off 44% of its portfolio securities, and the adverse tax results from this (i.e. capital gains tax).

Response:	Disclosure has been included that describes the selling of portfolio securities, but because the Fund is currently in a net capital loss position, no capital gains to shareholders are expected.

12.	Comment:	If the Board considered how Kayne would manage the equity portion of the combined fund if DPIM is not approved, please describe this in the section Basis for Board’s Recommendation on page 68.

Response:	The disclosure beginning on page 68 currently reflects what the Board discussed and considered.

13.	Comment:	On page 71, split Proposal 4 into separate proposals for ZF and ZTR, and reflect this on the proxy card as well.

Response:	Disclosure has been revised as requested.

EDGAR Operations Branch

August 16, 2019

14.	Comment:	On page 78, in Required Vote, disclose what plurality vote means (e.g. a candidate who gets the highest vote, even if less than a majority, will be elected).

Response:	Disclosure has been added as requested.

15.	Comment:	On the cover page to the SAI, please confirm that the items incorporated by reference and required to be disclosed include all items required by Item 12(b) of Form N-14 with respect to ZF and Item 13(b) with respect to ZTR. Otherwise the items must be disclosed separately in the SAI.

Response:	All disclosure required under the Form requirements have been added into the document.

16.	Comment:	It appears the November 2018 financial statements will be older than 245 days before this registration statement will be declared effective. Please file a pre-effective amendment with updated May 31, 2019 financial information, including the financial statements and highlights. Please also update the fee tables if necessary.

Response:	The financial statements and any financial disclosures have been updated to reflect data as of May 31, 2019.

17.	Comment:	In the Investment Objectives and Principal Investment Strategies section, there is disclosure that states a substantial portion of the securities held by ZF may be sold in connection with the Reorganization, but Fund counsel has informed the Staff that a substantial portion of the assets held by ZTR will be sold. Please revise the disclosure to reflect this.

Response:	Disclosure has been revised as requested.

18.	Comment:	In the Investment Objectives and Principal Investment Strategies section, a significant portion of the assets held by ZTR will be sold in connection with the Reorganization, so please disclose the following information, including in the Material Federal Income Tax Consequences section and in the Pro Forma Financial Information:

EDGAR Operations Branch

August 16, 2019

1) an estimate of the percentage of ZTR’s portfolio to be sold in connection with the Reorganization;

2) the portfolio transaction costs expected to be generated; and

3) an estimate of the impact to shareholders of the capital gains distribution, including the per share amounts.

Response:	Disclosure has been added as requested.

19.	Comment:	Please disclose if the Administration Fee waiver has been extended. If not, in the Fee Table, please remove the line item for the Administration Fee Waiver, Net Total Annual Expenses After Fee Waiver, and Footnote (c), as the waiver expired on December 2, 2018, and is no longer in effect.

Response:	The Administration Fee waiver has expired and VFS has no right to, and will not, recoup any of the waived fee. Requested change to remove the fee waiver lines from the expense table has been made.

20.	Comment:	In the Fee Table and in the Capitalization Table, please consider identifying which fund is the acquired fund and which is the acquiring fund in each table, so the information presented is more clear.

Response:	Disclosure has been added as requested.

21.	Comment:	In the Pro Forma Financial Information section, please provide the pro forma effect on expenses in basis points (section 3 on page 3).

Response:	Disclosure has been revised as requested.

22.	Comment:	In the Pro Forma Financial Information section, please provide more information about the securities held by ZTR that are expected to be sold in connection with the Reorganization. For instance, describe narratively the types of securities or what industries or sectors will be sold, or provide a list of securities that will be retained by ZTR.

Response:	Disclosure has been added as requested.

EDGAR Operations Branch

August 16, 2019

23.	Comment:	Please provide the NAST analysis that supports the determination that ZF is the accounting survivor in the Reorganization.

Response:	Management has recommended the combination (by virtue of a sale of assets in exchange for shares) of Virtus Total Return Fund Inc. (“ZF”) and Virtus Global Dividend & Income Fund Inc. (“ZTR”) (“Reorganization”). ZF is proposed to be the accounting survivor in the Reorganization, and ZTR will be the legal survivor. The Reorganization is subject to Board and shareholder approval which, if received, would result in the Reorganization being effective in November 2019.

ZF is advised by Virtus Investment Advisers, Inc. and subadvised by Duff & Phelps Investment Management Co. (equity), Newfleet Asset Management, LLC (fixed income) and Rampart Investment Management Company, LLC (options). ZTR has the same adviser and fixed income and options subadvisers as ZF. However, the equity manager on ZTR is Kayne Anderson Rudnick Investment Management, LLC. Management has proposed the surviving subadvisers/strategy of the combined fund to be that of ZF, and the equity portion of the combined fund, which represents the largest portion of each fund’s investment portfolio, be managed by the equity manager of ZF. The distribution rate as a percentage of NAV is in line for both funds and both have the same managed distribution policy.

ZF has an investment objective of capital appreciation, with current income as a secondary objective. ZTR has an investment objective to seek total return, consisting of capital appreciation and income. Both funds have a current target allocation of investing 60% of total assets in equity securities and 40% in fixed income. In addition, both funds pursue an options overlay strategy that seeks to generate additional income.

Management fees on ZF are 85 basis points and 70 basis points on ZTR and administration/sub-administration fees for both funds are the same. The combined fund is expected to retain ZTR’s management fee of 70 basis points. Both funds utilize a similar credit facilities with a “179-day evergreen” term and are paying interest at the same rate. Including the costs of leverage and the impact of distributions, ZF pays 1.23% basis points in expenses, ZTR pays 1.12% basis points in expenses, and the combined fund would have ongoing expenses (excluding one-time costs related to the Reorganization and Board consolidation) of 0.96% basis points which would be less than what current ZF shareholders and ZTR shareholders pay. Total annual expense ratios of the combined fund after the Reorganization are expected to be lower than the current total annual expense ratios for both funds, because the fixed expenses of the combined fund following the Reorganization will be spread over a larger asset base and the combined Fund will generate savings from the Board consolidation due to shared trustee, legal and insurance costs with the open-end Virtus funds.

As of 5/31/19, both funds were similar sized - ZF had $234M in total net assets while ZTR had $249M.

EDGAR Operations Branch

August 16, 2019

In conclusion: Based on the NAST letter guidance, there are several factors that should be considered in determining the accounting survivor – investment objectives/ policies and restrictions, expense structures/expense ratios, asset size, portfolio management and portfolio composition. As outlined above, both funds have similar investment objectives/policies and restrictions, asset size and with the exception of management fees, both Funds have the same expense structure. The portfolio management, portfolio composition and name of ZF will continue on the combined Fund. Based on these factors, management believes ZF to be the accounting survivor of the merger.

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Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.

cc:	William J. Renahan, Esq.

David C. Mahaffey, Esq.